NYSE AMEX LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

December 16, 2011

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

American Defense Systems, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-33888

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(i) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that reports shareholders’ equity below $2 million and losses from continuing operations and net losses in two of its three most recent fiscal years.

(b)

Section 1003(a)(ii) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that reported shareholders’ equity below $4 million and losses from continuing operations and net losses in three of its four most recent fiscal years.

(c)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

(d)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company whose common stock sells for a substantial period of time at a low price per share and who fails to effect a reverse split of such shares within a reasonable amount of time after being notified that the Exchange deems such actions to be appropriate.

2.

The Common Stock (“Common Stock”) of American Defense Systems, Inc. (the “Company” or “ADSI”) does not qualify for continued listing for the following reasons.

(a)

The Company has incurred losses from continuing operations and net losses as follows:

Years ended December 31,	Income (Loss) from Continuing Operations	Net Income (Loss)
2010	($8,982,000)	($9,382,000)
2009	($15,715,000)	($16,290,000)
2008	($2,359,000)	($4,506,000)
2007	$3,127,000	$3,140,000

(b)

In its Form 10-Q for the period ended September 30, 2011, ADSI reported a $1,012,869 deficit in shareholders’ equity.

(c)

In its Form 10-Q for the period ended September 30, 2011, ADSI reported a cash balance of $100,515, a working capital deficit of $543,570 and $1,725,258 of cash used in operating activities during the previous nine months.

(d)

Due to the Company’s declining sales, ongoing losses, and the above, it is unclear how long the Company can continue its operations.

(e)

The Company has, to date, failed to effect a reverse split of its shares of common stock.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On October 6, 2010 the Company was notified by the Exchange that its common stock was selling at an average price of $0.17 per share during the 30 trading days ended October 5, 2010 and that a reverse stock split was necessary to address its low selling price.

(b)

On May 16, 2011, the Company was notified by the Exchange that following a review of its Form 10-K for the year ended December 31, 2010, ADSI was not in compliance with Section 1003(a)(i) of the Company Guide in that it reported shareholders’ equity of less than $2 million as of December 31, 2010 and losses from continuing operations and net losses in two of its three most recent fiscal years ended December 31, 2010, Section 1003(a)(ii) of the Company Guide in that it reported shareholders’ equity of less than $4 million as of December 31, 2010 and losses from continuing operations and net losses in three of its four most recent fiscal years ended December 31, 2010, 1003(a)(iv) of the Company Guide in that it was financially impaired and Section 1003(f)(v) of the Company Guide in that it failed to cure its low selling price after being warned on October 6, 2010.  In accordance with Section 1009 of the Company Guide, ADSI was given the opportunity to submit a business plan outlining its plan to regain compliance with the Exchange’s continued listing standards.

(c)

On June 15, 2011, ADSI submitted its plan to regain compliance to the Exchange followed by supplements dated June 17, July 15 and 19, 2011 (the “Plan”).

(d)

On July 28, 2011, the Exchange notified ADSI that the Exchange had accepted the Company’s Plan under the condition that it obtained a significant contract to boost revenue and net income, according to terms described in its Plan, by August 31, 2011.

(e)

On September 14, 2011, the Exchange notified ADSI that Staff had determined to initiate immediate delisting proceedings against the Company based on its determination that the Company was not awarded a contract as stipulated and thus, did not make a reasonable demonstration of its ability to regain compliance with Section 1003(a)(iv) of the Company Guide (the “Staff Determination”).  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by September 21, 2011.

(f)

On September 21, 2011, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.

(g)

On November 7, 2011, a hearing at which the Company’s representatives were present, was conducted before the Panel.  By letter dated November 22, 2011, the Exchange notified ADSI of the Panel’s decision to deny the Company’s appeal for continued listing of its Common Stock on NYSE Amex and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities (the “Committee”) review the Panel’s decision within fifteen days.

(h)

The Company did not appeal the Panel’s decision to the Committee within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Gary Sidorsky, Chief Financial Officer of American Defense Systems, Inc.

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Amex LLC